FOR IMMEDIATE RELEASE                        Contact - Guy T. Marcus
July 17, 1997                                          Vice President-Inv.Rel.
                                                       (214) 978-2691

                     HALLIBURTON 1997 THIRD QUARTER DIVIDEND

     DALLAS, Texas -- Halliburton Company's board of directors today declared a third quarter cash dividend of 12.5 cents a share on the company's common stock, payable September 24, 1997 to shareholders of record at the close of business on September 3, 1997.

     Previously, Halliburton announced a two-for-one common stock split, effected in the form of a stock dividend, to shareholders of record at the close of business on June 26, 1997. Certificates for the new shares will be mailed on or about July 21, 1997 and par value will remain at $2.50 per share. The 1997 third quarter 12.5 cents a share cash dividend is equivalent to the rate paid prior to Halliburton effecting the two-for-one common stock split.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

                                      # # #

                               Page 5 of 5 Pages
                       The Exhibit Index Appears on Page 4